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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            VDC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91821B 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / /    Rule 13d-1(b)
  / /    Rule 13d-1(c)
  /X/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                          Page 2 of 4 Pages
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Clayton F. Moran
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         2.       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)

                  (a) / /
                  (b) / /
--------------------------------------------------------------------------------
         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Citizenship or Place of Organization

                  U.S.A.
--------------------------------------------------------------------------------
Number of                5.            Sole Voting Power
Shares Bene-
ficially by                            1,436,663 (1)
Owned by Each            -------------------------------------------------------
Reporting                6.            Shared Voting Power
Person With:
                                       0
                         -------------------------------------------------------
                         7.            Sole Dispositive Power

                                       1,436,663 (1)
                         -------------------------------------------------------
                         8.            Shared Dispositive Power

                                       0
--------------------------------------------------------------------------------
         9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,436,663 (1)
--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         11.      Percent of Class Represented by Amount in Row (11)

                  6.7% (2)
--------------------------------------------------------------------------------
         12.      Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------

(1) Includes option to purchase 2,000 shares of common stock of VDC Communications, Inc., par value $.0001 per share ("Common Stock") which vested in June 1999 and option to purchase 9,000 shares of Common Stock which vested in December 1999. Does not include options to purchase 134,000 shares of Common Stock which may vest on and after June 2000. Includes 63 shares that Mr. Moran has the right to acquire upon demand from a trust.

(2) After giving effect to the exercise of the options to purchase 11,000 shares of Common Stock and acquisition of 63 shares from trust.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                          Page 3 of 4 Pages
--------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer.  VDC Communications, Inc.
         (b) Address of Issuer's Principal Executive Offices. 75 Holly Hill Lane, Greenwich, Connecticut, 06830.

Item 2.

         (a)      Name of Person Filing.  Clayton F. Moran
         (b)      Address of Principal  Business Office or, if none,  Residence.
                  VDC Communications, Inc., 75 Holly Hill Lane, Greenwich, Connecticut, 06830.
         (c)      Citizenship.  U.S.A.
         (d)      Title of Class of Securities.  Common Stock
         (e)      CUSIP Number. 91821B 10 1

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  See Row 9 of cover page

         (b)      Percent of class:  See Row 11 of cover page

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:   See Row 5
                           of cover page

                  (ii) Shared power to vote or to direct the vote: See Row 6 of cover page

                  (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page

                  (iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page

         Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                          Page 4 of 4 Pages
--------------------------------------------------------------------------------

          Sixty-three shares, the beneficial ownership of which is attributed to Mr. Moran, are held by a trust. The trustee of this trust had indicated to Mr. Moran that the trustee will distribute these shares to Mr. Moran upon Mr. Moran's demand. However, since these shares are currently held in the trust, the trustee arguably has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, these sixty-three shares.

Item 7.       Identification  and  Classification   of   the   Subsidiary  Which
              Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.       Identification and Classification of Members of the Group.

         Not applicable.

Item 9.       Notice of Dissolution of Group.

         Not applicable.

Item 10.      Certification.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         January 20, 2000
                                                         --------------------
                                                         Date

                                                         /s/ Clayton F. Moran
                                                         --------------------
                                                         Signature

                                                         Clayton F. Moran
                                                         --------------------
                                                         Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).